E:	Lou@bevilacquapllc.com

T:	202.869.0888

W:	bevilacquapllc.com

October 17, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Michael Purcell, Laura Nicholson, Brian McAllister and Shannon Buskirk

Re:	Toppoint Holdings Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 23, 2024

File No. 333-281474

Ladies and Gentlemen:

We hereby submit the responses of Toppoint Holdings Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated October 10, 2024, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1. Concurrently with the submission of this letter, the Company is filing the Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Registration Statement on Form S-1

Executive Compensation, page 64

1.	On page 63, you disclose that you adopted a Clawback Policy to provide for the recovery of erroneously awarded incentive-based compensation from executive officers, a copy of which is filed as an exhibit. Please revise this prospectus to disclose the material terms of your clawback policy

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised to add a summary of the material terms of the Clawback Policy.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 2 October 17, 2024

Certain Relationships and Related Party Transactions

Material Transactions with Related Parties, page 68

2.	You disclose that as of June 30, 2024 and December 31, 2023, advances from the Company to Mr. Hok C Chan amounted to $292,300 and $207,016, respectively, and that such amount is non-interest bearing and due on demand. Section 402 of the Sarbanes-Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure any applicable arrangements will be extinguished prior to the completion of your initial public offering, or tell us why this provision does not apply to the advances to Mr. Chan disclosed in this section.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the board of directors of the Company intends to waive repayment of the advances made to Mr. Hok C Chan as a bonus before the Registration Statement becomes effective. As of the date of this prospectus, outstanding advances from the Company to Mr. Chan were $292,300. We do not expect to extend further personal loans to Mr. Chan.

Note 2: Summary of Significant Accounting Policies

Revenue Recognition, page F-8

3.	We note your response to prior comment 1 and we reissue our comment in part. Tell us supplementally the revenue amounts recognized in the financial reporting periods presented, for transit periods within 24 hours and in excess of 24 hours. For transit periods in excess of 24 hours, identify the length of transit time. To the extent you believe that the impacts of your current recognition of revenue at a point in time is not materially different than recognition over time, please provide an analysis that supports this view. Refer to SAB Topic 1:M.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we believe our current recognition of revenue at a point in time is not materially different than recognition over time. This is based upon the following analysis:

During the year ended December 31, 2022, for transit periods that are serviced same-day to next-day, all within 24 hours, we completed approximately 26,986 loads representing approximately 99% of annual total loads and approximately 98% of annual revenue. Loads completed within a 2~10 day service period were approximately 304 representing 1% of loads and 2% of annual revenue.  Loads completed within a 11~20 day service period were 16 representing less than 1% of annual loads and less than 1% of annual revenue. Loads over 21 days with a maximum of 32 days, were approximately 3 representing 0% of annual loads and approximately 0% of annual revenue.

During the year ended December 31, 2023, for transit periods that are serviced same-day to next-day, all within 24 hours, we completed approximately 21,501 loads representing approximately 89% of annual loads and approximately 89% of annual revenue. Loads completed within a 2~10 day service period were approximately 2,076 representing 9% of loads and 9% of annual revenue. Loads completed within a 11~20 day service period were 549 representing 2% of annual loads and 2% of annual revenue. Loads over 21 days with a maximum of 38 days, were approximately 63 representing 0% of annual loads and approximately 0% of annual revenue.

The increase in service cycle time in 2023 is due to growth in transporting import loads that require additional services like pre-pulls to prevent unnecessary demurrage port storage fees and storing containers on our property until they can be locally delivered.

More specifically, for loads that started service in December 2023 and completed service in early January 2024, 64 were serviced with an average service period of 19 days and a total revenue of $38,120.  This data would support our conclusion that there is not a material difference in recognition of revenue at a point in time versus over time, across reporting periods.

PG. 3 October 17, 2024

Additionally, from a qualitative perspective, we also believe our revenue recognition at a point in time would not produce a material difference compared to recognizing it over time. As outlined in SAB Topic 1:M “Materiality”, any potential difference does not:

•	Arise from an item capable of precise measurement
•	Mask any change in earnings or trends
•	Hide a failure to meet analysts’ consensus expectations
•	Change a loss into income
•	Concern a segment of our business
•	Affect any compliance regulatory requirements
•	Affect any compliance with loan covenants or contractual requirements
•	Have any effect of increasing management’s compensation
•	Involve any concealment of any unlawful transaction

We believe that any user of our financial statements, would not find any potential difference between revenue recognition methods as material. We believe the quantitative and qualitative effects are both immaterial. Additionally, we believe our notes to the financial statements provide a clear description of how and why our revenue is recognized at a point in time.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100) or Hok C Chan, Chief Executive Officer of Toppoint Holdings Inc. at (551) 866-1320.

Sincerely,

/s/ Louis A. Bevilacqua, Esq.
Louis A. Bevilacqua, Esq.
Bevilacqua PLLC

cc:	Hok C Chan, Toppoint Holdings Inc.